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Orbital R & D Syndicates - Update

PERTH, AUSTRALIA: This information is provided as an update to Orbital's announcement on 28 April 2006.

In 1995 and 1996 Orbital Corporation Ltd and subsidiaries ("Orbital") entered into joint venture R & D syndicated arrangements with Coles Myer Ltd and subsidiaries ("CML") to undertake research and development relating to production of vehicles using Orbitals technology. The JV arrangements required payment of licence fees for the use of Orbital's technology by the CML/Orbital JV.

At all stages Orbital took advice from and relied on reputable experts and advisors in relation to the JV transactions.

The JV arrangements led to the successful technical completion of research and development in relation to two stroke engines in 100 vehicles (the Genesis Project) and application of Orbital's technology to four stroke engines.

The JV arrangements contained conditions precedent, including that CML received satisfactory determinations from the IR&D Board, independent valuations as to the licence fees and private tax rulings confirming tax deductibility of licence fees that would provide CML with reductions in tax in 1995/1996 and 1996/1997.

On 28 April 2006 Orbital announced that:

* CML had advised Orbital that the ATO has formed a preliminary opinion that some portion of the licence fees may not be tax deductible and that the ATO may reassess CML.

* CML has advised Orbital that "should CML ultimately receive assessments or amendments disallowing deductions previously claimed in respect of the Orbital R&D Syndicates, CML considers that it is entitled to claim from Orbital (Australia) Pty Ltd and Orbital Engine Corporation Limited (together 'Orbital') any amounts assessed and any costs pertaining thereto pursuant to the representations, warranties, indemnities and guarantees provided by Orbital in the Transaction Documents entered into as part of the Orbital R&D Syndicates" and that "CML reserves all its rights against Orbital in this regard ...".

* CML has not identified any particular representation or warranty that Orbital is alleged to have given in relation to the JV arrangements nor identified any particular alleged breach of any representation or warranty by Orbital. Orbital cannot say on what basis CML has any claim against Orbital.

CML has now identified provisions of the relevant Transaction Documents that it asserts are a warranty by Orbital that CML would be entitled to tax deductions for licence fees paid by CML in the R&D transactions. It has further asseted that any reassessment of CML by the ATO would be a breach of that asserted warranty.

At no stage has Orbital believed that it has a liability in respect of the matters raised by CML. Orbital disputes that the asserted warranty identified by CML amounts to a warranty that CML would be entitled to tax deductions and therefore denies that it has any indemnity liability to CML. Orbital will defend any claim made by CML for the asserted indemnity.

Orbital will provide further information as to any future developments within the constraints of properly conducting a defence to any proceedings that CML have threatened to bring against Orbital.

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company's Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

ENDS

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Haedquartered in Perth Western Australia Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).